NAKED BRAND GROUP LIMITED

c/o Bendon Limited

Building 7C, Huntley Street

Alexandria

NSW 2015, Australia

January 9, 2020

VIA EDGAR

Ms. Sherry Haywood

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Naked Brand Group Limited
Registration Statement on Form F-3
Filed January 3, 2020
File No. 333-235801

Dear Ms. Haywood:

Naked Brand Group Limited hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced registration statement so that such registration statement will become effective as of 4:30 p.m., Monday, January 13, 2020, or as soon thereafter as practicable.

Very truly yours,

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman